

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2020

Lisa Conte
Chief Executive Officer and President
Jaguar Health, Inc.
201 Mission Street, Suite 2375
San Francisco, California 94105

> **Re: Jaguar Health, Inc.**
> **Registration Statement on Form S-3**
> **Filed June 5, 2020**
> **File No. 333-238992**

Dear Ms. Conte:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Laura Crotty at (202) 551-7614 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Michael Lee